UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.

(Offerors)

(Name of Filing Persons)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636

with copies to

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,329,522.68	$8,302.90

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons at a purchase price of R$29.02 in cash per Preferred Share. As of August 19, 2013, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 223,080,448 are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 5,423,468 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate in effect on October 11, 2013 of U.S.$1 = R$2.176, as reported by Bloomberg L.P.

(2)	The total filing fee of $8,302.90 was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is the sum of (i) $8,176.57 (paid on August 13, 2012), which is the product of $71,348,734.58 (the transaction value calculated at the exchange rate in effect on August 8, 2012 of U.S.$1 = R$2.025, as reported by Bloomberg L.P.) and 0.0001146 (the Fee Rate then in effect based on Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011), and (ii) $126.33 (paid on October 17, 2013), which is the product of $980,788.10 (the difference between the previous transaction value of $71,348,734.58 and the current Transaction Value of $72,329,522.68) and 0.0001288 (the Fee Rate currently in effect based on Fee Rate Advisory #1 for fiscal year 2014, issued on August 30, 2013).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,302.90	Filing Parties: Empresa Brasileira de Telecomunicações S.A. – Embratel and Embratel Participações S.A.

Form or Registration No: Schedule TO	Dates Filed: August 13, 2012 and October 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO filed with the Securities and Exchange Commission on August 14, 2013, as previously amended and supplemented (the “Schedule TO”), by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar” and, together with Embratel, the “Offerors”). The Schedule TO relates to the offer (the “Offer”) by the Offerors to purchase any and all of the outstanding common shares, no par value (“Common Shares”), and preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”) of Net Serviços de Comunicação S.A. (“Net”), other than those held by the Offerors or their affiliates. The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2013 (the “Offer to Purchase”) and the related ADS letter of transmittal attached and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment refer to the Offer to Purchase. Capitalized terms used in this Amendment without definition shall have the meanings specified in the Schedule TO.

COVER PAGE

The following new sentences are inserted after the third sentence of the first paragraph on the cover page of the Offer to Purchase:

“The amount of accrued interest on the base offer price will continue to increase each Brazilian business day through the Auction Date. More recent information about the CDI Rate and the base offer price plus accrued interest on the base offer price will be provided and updated each Brazilian business day for illustrative purposes on Embratel’s website at http://www.embratel.com.br/Embratel02/cda/portal/0,2997,RI_P_8832,00.html. The Offerors will announce the base offer price plus accrued interest on the base offer price through the date ten business days prior to the Expiration Date on that date in a statement of material fact and on Embratel’s website.”

SUMMARY TERM SHEET

The following new sentences are inserted after the third sentence of the first bullet entitled “The Tender Offer” on page 1 of the Offer to Purchase:

“The amount of accrued interest on the base offer price will continue to increase each Brazilian business day through the Auction Date. More recent information about the CDI Rate and the base offer price plus accrued interest on the base offer price will be provided and updated each Brazilian business day for illustrative purposes on Embratel’s website at http://www.embratel.com.br/Embratel02/cda/portal/0,2997,RI_P_8832,00.html. The Offerors will announce the base offer price plus accrued interest on the base offer price through the date ten business days prior to the Expiration Date on that date in a statement of material fact and on Embratel’s website.”

The following new sentences are inserted after the third sentence of the response to the question entitled “How much are you offering to pay? What is the form of payment?” on page 6 of the Offer to Purchase:

“The amount of accrued interest on the base offer price will continue to increase each Brazilian business day through the Auction Date. More recent information about the CDI Rate and the base offer price plus accrued interest on the base offer price will be provided and updated each Brazilian business day for illustrative purposes on Embratel’s website at http://www.embratel.com.br/Embratel02/cda/portal/0,2997,RI_P_8832,00.html. The Offerors will announce the base offer price plus accrued interest on the base offer price through the date ten business days prior to the Expiration Date on that date in a statement of material fact and on Embratel’s website.”

INTRODUCTION

The following new sentences are inserted after the third sentence of the first paragraph on page 16 of the Offer to Purchase:

“The amount of accrued interest on the base offer price will continue to increase each Brazilian business day through the Auction Date. More recent information about the CDI Rate and the base offer price plus accrued interest on the base offer price will be provided and updated each Brazilian business day for illustrative purposes on Embratel’s website at http://www.embratel.com.br/Embratel02/cda/portal/0,2997,RI_P_8832,00.html. The Offerors will announce the base offer price plus accrued interest on the base offer price through the date ten business days prior to the Expiration Date on that date in a statement of material fact and on Embratel’s website.”

SPECIAL FACTORS – Valuation Report of BTG Pactual

The first paragraph on page 38 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The estimated cost of equity was based on (i) a relevered beta of 0.882, which is derived from the average of betas for the two years ended May 25, 2012 of comparable companies operating in the telecommunications sector in Brazil, in each case unlevered by such company’s capital structure and levered by Net’s capital structure, (ii) a risk-free rate of 3.06%, which is based on the average price of 10-year U.S. treasury notes for the period of 1,080 trading days ended May 25, 2012, (iii) a country risk premium of 2.45%, which is based on the average price of the JPMorgan Chase Bank Emerging Markets Bond Index Plus (EMBI +) Brazil spread for the same period utilized to calculate the risk-free rate, and (iv) a market risk premium of 6.62%, which represents the estimated long-term expected equity risk premium (historical) as calculated in the 2012 Ibbotson Report.”

The first sentence of the fourth paragraph on page 38 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The enterprise value of Net (the “Enterprise Value”), according to the DCF methodology and based on the assumptions set forth above, was calculated as the sum of (i) the present value of “free cash flows to the firm” on March 31, 2012 of US$537 million, projected for a time horizon of ten years in nominal terms in Brazilian reais, converted to U.S. dollars at the average exchange rate estimated for each year, discounted at WACC in nominal U.S. dollars of 9.71%; and (ii) the present value of perpetuity (the sum of cash flows generated in all years after the 2012-2021 annual projections) of US$5,383 million on March 31, 2012, discounted at the same rate used for the “free cash flows to the firm” during the ten-year period.”

SPECIAL FACTORS – Interests of Certain Persons in the Tender Offer; Security Ownership; Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs

The second paragraph under the section entitled “Ownership of Shares of Net and Intent to Tender” on page 40 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“In accordance with Net’s bylaws, each member of the company’s board of directors must also be a shareholder of the company. Accordingly, upon becoming a member of the board of directors of Net in April 2012, Oscar Von Hauske Solis, Antonio Oscar de Carvalho Petersen Filho, Carlos Hernán Zenteno de Los Santos, Antonio João Filho, José Antônio Guaraldi Felix and Fernando Carlos Ceylão Filho were each given one Common Share by Net. As described in Schedule 1 and in Annex B to Net’s Solicitation/Recommendation Statement on Schedule 14D-9, Mr. Von Hauske Solis, Mr. Moreira, Mr. Formoso Martínez, Mr. Berensztejn, Mr. Petersen Filho, Mr. Filho and Mr. Zenteno de Los Santos serve both as directors of Net and as officers and/or directors of the Offerors or their affiliates. Other than those individuals, to the best of our knowledge, none of the directors or executive officers of Embratel or Embrapar, or any of the persons who may be deemed to control us, Telmex Internacional S.A.B de C.V. (“Telmex Internacional”), América Móvil, S.A.B. de C.V. (“América Móvil”), or the members of the Slim Family (as defined below) listed on Schedule 1, beneficially own any Common Shares or Preferred Shares (other than Common Shares and Preferred Shares held by us) or have engaged in transactions in Common Shares or Preferred Shares since January 6, 2012 (60 days prior to the announcement of the tender offer).”

THE TENDER OFFER – 1. Terms of the Tender Offer and Expiration Date – General

The following new sentences are inserted after the third sentence of the first paragraph on page 44 of the Offer to Purchase:

“The amount of accrued interest on the base offer price will continue to increase each Brazilian business day through the Auction Date. More recent information about the CDI Rate and the base offer price plus accrued interest on the base offer price will be provided and updated each Brazilian business day for illustrative purposes on Embratel’s website at http://www.embratel.com.br/Embratel02/cda/portal/0,2997,RI_P_8832,00.html. The Offerors will announce the base offer price plus accrued interest on the base offer price through the date ten business days prior to the Expiration Date on that date in a statement of material fact and on Embratel’s website.”

Item 12. Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(viii)	Text of Press Release issued by the Offerors on November 8, 2013 relating to the filing of Amendment No. 4 to Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

By:	/s/ Isaac Berensztejn
Name:	Isaac Berensztejn

Title:	Officer

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Isaac Berensztejn
Name:	Isaac Berensztejn

Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated October 17, 2013.

(a)(1)(ii)*	Form of ADS Letter of Transmittal.

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients.

(a)(1)(v)*	Notice of Unified Offer to Purchase Common Shares and Preferred Shares Issued by Net, as made public on October 17, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 17, 2013).

(a)(1)(vi)*	Form of Summary Advertisement published on October 17, 2013 in The New York Times.

(a)(1)(vii)*	Text of Press Release issued by the Offerors on October 17, 2013.

(a)(1)(viii)	Text of Press Release issued by the Offerors on November 8, 2013 relating to the filing of Amendment No. 4 to Schedule TO.

(b)	None.

(c)(i)*	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)*	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 2, 2012).

(c)(iii)*	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on September 27, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on September 27, 2013).

(c)(iv)*	Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net (incorporated herein by reference to Annex A to Net’s Schedule 14D-9, filed on October 17, 2013).

(c)(v)*	Presentation of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net (incorporated herein by reference to Exhibit (c)(v) to Net’s Schedule 13E-3, filed on October 17, 2013).

(d)(i)*	Shareholders’ Agreement, dated as of December 21, 2012, among EG Participações S.A. (“EG”) and the Offerors, and Net and América Móvil S.A.B. de C.V. (“América Móvil”), as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 26, 2012).

(d)(ii)*	Shareholders’ Agreement, dated as of December 21, 2012, among Globo Comunicação e Participações S.A. (“Globo”), Embrapar and Embratel, and EG, Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 27, 2012).

(d)(iii)*	Licensing Agreement, dated as of June 27, 2004, between G2C Globosat Comercialização de Conteúdos S.A. (formerly Net Brasil S.A.), Net and its Subsidiaries named therein (English translation) (incorporated herein by reference to Exhibit 10.6 to Net’s Amendment No. 1 to its registration statement on Form F-4, filed on February 7, 2005).

(d)(iv)*	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2007 annual report on Form 20-F, filed on June 30, 2008).

(d)(v)*	First Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to Exhibit 4.5 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(vi)*	Second Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(vii)*	Third Amendment to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to Exhibit 4.7 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(viii)*	Fourth Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.8 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(ix)*	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.9 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(x)*	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xi)*	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to Exhibit 4.11 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xii)*	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to Exhibit 4.12 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xiii)*	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.13 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xiv)*	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to Exhibit 4.14 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xv)*	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to Exhibit 4.15 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xvi)*	Optical Fiber Lease Agreement, dated November 22, 2005 (English translation) (incorporated herein by reference to Exhibit e(18) to Net’s Schedule 14D-9, filed on September 14, 2010).

(d)(xvii)*	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English translation) (incorporated herein by reference to Exhibit e(19) to Net’s Schedule 14D-9, filed on September 14, 2010).

(d)(xviii)*	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit e(20) to Net’s Schedule 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.